FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on June 2, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing a reorganization of mobile phone and automotive electronics production in Japan.

2.	Newsletter to shareholders issued by the registrant (English translation).

3.	Notice of resolutions adopted at the annual shareholders’ meeting (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: July 2, 2004

June 2, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi	Ryuichi Tsuruta
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Akihiko Takei
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc.
(Tel: +44-20-7562-4400)

Matsushita Electric to Reorganize and Consolidate

Mobile Phone and Automotive Electronics Production in Japan

Osaka, Japan — Matsushita Electric Industrial Co., Ltd. (NYSE symbol: MC), best known for its Panasonic brand name, today announced plans to reorganize and consolidate its mobile phone and automotive electronics production in Japan. Under the proposed plan, mobile phone manufacturing carried out at the Hanamaki plant in Iwate Prefecture will be shifted to Shizuoka Prefecture and automotive electronics manufacturing to Matsumoto in Nagano Prefecture. The plan is a part of Matsushita’s new 3-year business plan, the “Leap Ahead 21” Plan, aiming at further enhancing the company’s strategy to achieve an optimum system for global production.

The Shizuoka plant will be repositioned as a high value-added production base for the latest-generation mobile phones such as FOMA1. In the mobile phone market, competition is intensifying in terms of price and technological development to create more advanced and diversified services such as the third generation (3G) mobile phone communication. The Shizuoka plant will become one of the mobile phone manufacturing bases that can readily respond to such global demands in line with overseas facilities in China, the Philippines, Czech and other countries.

The Matsumoto plant will take over the production of auto-related electronic components and will become the domestic manufacturing base of automotive multimedia products, manufacturing a wide range of automotive electronics from components to systems such as car navigations and AV systems. The Matsumoto plant will also become the “mother plant,” specializing in the manufacture of high value-added products and the development of advanced automotive electronics production technologies. It will ensure quality consistency by transferring its manufacturing technologies to overseas facilities.

With an increasing number of automotive manufacturers building up overseas operations more aggressively, it is imperative for Matsushita, one of the leading automotive electronics producers, have a production base that can deliver quality products at the cost and speed that automotive manufacturers demand on a global scale.

The consolidation is scheduled to begin from October 1, 2004, subject to an agreement with the union. The mobile phone line employees in Hanamaki will be asked to move to the Shizuoka plant and those at the automotive electronics line to the Matsumoto plant. For those who might find it difficult to move for their own reasons, Matsushita will decide alternative solutions including job relocation program in consultation with the union.

Profile of Each Manufacturing Facility

Hanamaki Plant
Location:	Hanamaki City, Iwate Prefecture
Production line:	mobile phones, PHS, automotive electronics components
Foundation:	April 1983
Employees:	202 (at mobile phone line)(as of April 2004)
124 (at automotive electronics line)(as of April 2004)

Shizuoka Plant
Location:	Kakegawa City, Shizuoka Prefecture
Production line:	mobile phones
Foundation:	September 1991
Employees:	406 (as of April 2004)

Matsumoto Plant
Location:	Matsumoto City, Nagano Prefecture
Production line:	car audios and car navigation systems
Foundation:	April 1974
Employees:	418 (as of April 2004)

About Matsushita Electric Industrial Co., Ltd.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$71.92 billion for the fiscal year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and its Panasonic brand, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html.

[1]	FOMA is an NTT DoCoMo brand name of the third generation (3G) cell phone services.

# # #

NEWSLETTER TO SHAREHOLDERS

with

the 97th business report

for

the fiscal year ended

March 31, 2004

(This is an English translation of a newsletter circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd.

OSAKA, JAPAN

To Our Shareholders

Fiscal 2004 Business Results

Matsushita designated fiscal 2004 as the year it would “re-declare” its founding. As such, the Company implemented Groupwide initiatives representative of management’s shift in focus from “deconstruction” to “creation,” in pursuit of further growth. As a first step, Matsushita introduced an autonomous, business domain-based organizational structure, along with a new management system that places top priority on global consolidated results and cash flows.

During the period, Matsushita launched 90 new “V-products” that can capture top market shares and make a significant contribution to overall business results. As a result, overall sales of V-products reached approximately ¥1.24 trillion on a Groupwide basis, leading the growth of the entire Company.

The Company also positioned the “Panasonic” brand as a globally unified brand under the slogan “Panasonic ideas for life.” This new brand strategy conveys to customers all over the world a new image for the Company and its products, while further enhancing brand value.

Meanwhile, Matsushita continued to carry out restructuring at various business domain companies to enhance profitability. Such restructuring encompassed selection and concentration of management resources, as part of efforts to strengthen the Company’s financial structure.

[Consolidated Results ]

Consolidated group sales for fiscal 2004 edged up 1% from the previous year to 7,479.7 billion yen.

Consolidated operating profit for the year increased 54% to 195.5 billion yen compared to a year ago. This increase was primarily attributable to sales increases, benefiting mainly from the success of V-products, and cost reduction efforts.

Regarding pretax income, the Company recorded a 72.2 billion yen gain from the return to the Japanese Government of the substitutional portion of the Employees Pension Funds that the Company and certain of its subsidiaries operated on behalf of the Government. Meanwhile, the Company recorded restructuring charges of 45.1 billion yen for early retirement programs at certain domestic group companies, and incurred losses on valuation of investment securities, mainly stocks of affiliated companies. As a result, income before income taxes for fiscal 2004 was 170.8 billion yen, up 148% from the previous year.

The Company recorded a net income of 42.1 billion yen, compared with the previous year’s net loss of 19.5 billion yen.

[Non-consolidated (Parent Company Alone) Results]

Parent–alone sales decreased 4% from the previous year to 4,081.4 billion yen. Regarding parent-alone earnings, despite various cost reduction initiatives, the decrease in sales resulted in a parent-alone operating profit of 46.9 billion yen, down 11% from fiscal 2003. Recurring profit increased 31% to 105.2 billion yen, compared with the previous year, mainly a result of an increase in dividend income.

The parent company recorded non-recurring profit of 9.0 billion yen related to the sale of securities, and an additional 8.5 billion yen in non-recurring profit as a result of the sale of certain fixed assets. Non-recurring loss included 37.6 billion yen in restructuring charges. These factors resulted in a parent-alone net income of 59.4 billion yen, up 106% from the last year.

For Future Growth to Achieve a Top Global Position

Matsushita’s business vision focuses on “realizing a ubiquitous networking society” and “contributing to coexistence with the environment,” through leading-edge technologies. Based on this vision, Matsushita aims to achieve a top global position by 2010 and become a company that creates value for customers. To achieve this, Matsushita established its new mid-term management plan “Leap Ahead 21,” for the three-year term ending March 2007.

For the initial year of the “Leap Ahead 21” plan (fiscal 2005), Matsushita plans to introduce 71 new V-products with a sales target of ¥1.5 trillion. These products for fiscal 2005 will be based on three core concepts: unique and advanced “black-box technologies” that cannot be easily imitated by competitors; “universal design” to make products easier to use for everyone; and “environmental consideration” such as saving energy and resources. Matsushita will also continue to implement global simultaneous product introductions aimed at increasing both sales and profits.

Matsushita will achieve growth by concentrating management resources into strategic business areas. Investment will be focused on semiconductors, which remain key devices to digital products, while the development and production of leading-edge system LSIs will be accelerated to further strengthen competitive advantages of products.

In R&D, Matsushita will formulate a Companywide strategy and roadmap for each mid- and long-term development theme, focus investment on strategic products by further selecting and concentrating R&D resources, for creating more black-box technologies. It will also strengthen intellectual property strategies to increase competitiveness in various business fields.

Matsushita aims to achieve over 60% of total operating profit from its overseas operations, which continue to be a growth engine of the Company. Furthermore, collective efforts will be made to accomplish its goal of a ¥1 trillion in total business size of China in fiscal 2006. With the objective of further enhancing profitability, Matsushita will speed up structural reforms in several business domain companies.

Maximizing Value for the New Matsushita Group

The Company commenced a comprehensive collaboration with Matsushita Electric Works, Ltd. (MEW), in fiscal 2005, combining the management resources of the two companies under a unified brand and business strategy will enable the provision of “solutions for comfortable living” to customers around the world. At the same time, Matsushita will work towards global excellence by achieving synergy effects, enhancing growth potential and increasing productivity.

I would like to thank all of the shareholders for your continued support.

June 2004

Sincerely,

Kunio Nakamura President

V-products Fiscal 2004

Launching a Wide Variety of V-products, Combining Matsushita’s Technological Strengths

To continue contributing to society and becoming a company that creates value for customers in the coming century, Matsushita is committed to Groupwide initiatives. One major effort in this regard is the improvement of product competitiveness of V-products, incorporating leading-edge technologies developed by business domain companies. In fiscal 2004, V-products contributed considerably to improving both sales and market share. During fiscal 2005, Matsushita is further strengthening product competitiveness of the V-product lineup even further to ensure we achieve the global number one position.

V-products Contribute to Enhanced Sales and Corporate Image

Recently, customers have begun placing greater priority on “compatibility with the digital age,” “coexistence with the environment,” and “solutions for comfortable living.” Satisfying these demands, the V-products launched during fiscal 2004 led the Company’s sales growth while also significantly enhancing the brand value.

In AVC Networks category, the new “VIERA” series of flat-panel TVs and “DIGA” DVD recorders were well accepted by the market, thereby contributing to increased market share.

In the Home Appliances category, market attention was focused on our eco-friendly, water-saving washer/dryer with a 30-degree tilted drum featuring universal design catering to all customers; hydrofluorocarbon (HFC)-free refrigerators which helps reduce environmental impact; and air conditioners and oxygen concentrators, both of which utilize the Company’s original oxygen enrichment membrane process.

To Meet the Challenge to Be Global Number One, Providing Digital Network Solutions Designed to Meet Demand Driven by the 2004 Olympic Games

In this fiscal year, Matsushita intends to continue developing V-products in all its business categories. Through simultaneous global product introduction of new V-products, Matsushita seeks to further expand its global market share.

Because of the Athens 2004 Olympic Games to be held this year, global demand is surging particularly for AV equipment. Taking advantage of this opportunity, Matsushita will further develop an unparalleled array of V-products, focusing its efforts in the category of digital networks.

Matsushita (Panasonic) Supports the Athens 2004 Olympic Games as a Member of The Olympic Partners (TOP) Program

Matsushita supports the Olympic Games as the only TOP partner in the category of AV equipment. Through this commitment, the Company aims to contribute to the promotion of global sports and cultural activities, while at the same time enhancing our brand image worldwide.

For competition venues and other related facilities at the Games, Matsushita will supply large “Astrovision” screens, “RAMSA” audio systems, plasma display panel (PDP) TVs, and other equipment. For indoor competition venues, Matsushita will install digital light processing (DLP) projectors with the industry’s highest level of brightness.

Since the 1996 Atlanta Olympic Games, Matsushita has been responsible for supplying and maintaining broadcasting systems and equipment at the International Broadcasting Centers, where TV crews from around the world gather. During the upcoming event in Athens, the Company will also support these worldwide TV broadcasting with the Company’s original digital technologies.

The TOP, an official IOC (International Olympic Committee) sponsorship program, supports the Olympic Movement as well as the Winter and Summer Olympic Games. Because the TOP program is now in its fifth cycle, the current program is known as TOP V (“top five”).

As the sole Japanese enterprise in TOP V, Matsushita supports the Winter Games in Salt Lake City and the Summer Games in Athens, together with a total of ten global enterprises engaged in businesses essential for the Games’ operation, such as AV equipment, communications, food and media.

V-products in Digital Networks

With the Athens 2004 Olympic Games to be held shortly, Matsushita is launching a series of V-products in the category of Digital Networks, designed to enhance the joy of viewing the Olympic Games at home. For customers desiring to view spectacular scenes of competition, sharing the excitement with “real” spectators at each venue, Matsushita has launched its “VIERA” series, new flat-panel TV models incorporating the essence of Matsushita’s digital video technologies. The highlight of this series is a large-screen digital high-definition TV model capable of receiving broadcast satellite (BS), 110-degree communication satellite (CS 110) and terrestrial broadcasting, equipped with Panasonic’s state-of-the-art Picture Enhancement Accelerator with Kinetic System (PEAKS) to achieve optimal picture quality.

For customers wishing to record the competition, Matsushita has further improved the performance of the “DIGA” series of DVD recorders, providing the perfect solution for the time difference between Japan and Athens, as well as between any other locale in the world. Matsushita’s ultra-light mobile notebook personal computers (PCs) will enable users to check their favorite players’ games via the Internet anytime. Use of Secure Digital (SD) Memory Cards, postage stamp-sized storage media capable of recording hours of video images, will also enable users to enjoy the Olympic Games.

V-products in Home Appliances, and Components and Devices

In the category of Home Appliances, Matsushita launched spiral-shaped ballasted fluorescent lamps with greater energy efficiency, air conditioners incorporating functions to neutralize allergens and viruses, and a water-saving drum-type washer/dryer.

In the category of Components and Devices, Matsushita began construction on a leading-edge semiconductor plant in Toyama Prefecture, Japan (operations to commence in December 2004), to augment the manufacture of system LSIs for digital TVs (DTVs) and DVD recorders. In addition, Matsushita will supply global markets with a broad range of devices, all featuring Matsushita’s original technologies. To name just a few, Matsushita will launch the industry’s smallest megapixel image sensors for cellular phone handsets, capable of capturing sharp images even in low-light conditions; and blood sugar sensors for monitoring health conditions.

(Parent Company Alone)

Financial Summary

	(Millions of yen, except per common share information)
	Years ended March 31,
Fiscal period	2000	2001	2002	2003	2004
Sales	¥4,553,223	¥4,831,866	¥3,900,790	¥4,237,869	¥4,081,485
Recurring profit (loss)	113,536	115,494	(42,480)	80,196	105,201
Net income (loss)	42,349	63,687	(132,410)	28,828	59,499
Net income (loss) per common share [yen]	20.53	30.63	(63.79)	12.80	25.52
Cash dividends per common share [yen]	12.50	12.50	10.00	12.50	14.00	*
Capital	209,708	210,994	258,737	258,738	258,740
Total assets	4,483,829	4,599,528	4,565,972	5,062,813	5,217,934
Shareholders’ equity	2,574,853	2,716,690	2,553,374	2,768,028	2,839,355
Shareholders’ equity per common share [yen]	1,248.31	1,306.37	1,225.39	1,173.14	1,224.59

(Notes)	1.	Amounts less than 1 million yen have been omitted, except per common share information.
	2.

Net income (loss) per common share amounts were calculated using the average number of shares outstanding during each fiscal period, while shareholders’ equity per common share amounts were based on the number of shares outstanding at the end of each period.

From fiscal 2002, the average number of shares outstanding during a period and the number of shares outstanding at the end of a period do not include treasury stock.

	3.	Beginning in fiscal 2003, net income (loss) per common share was calculated in accordance with Accounting Standard No. 2, “Accounting Standard for Earnings per Share” and Accounting Standard No. 4, “Implementation Guidance for Accounting Standard for Earnings per Share.”
	*4.	Includes 1.50 yen per share special dividend to commemorate the 85th anniversary of the Company’s founding.

Editor’s notes:

1.	This Newsletter contains both consolidated and non-consolidated (parent company alone) financial statements, in accordance with generally accepted practices in Japan. Readers of this English translation should not confuse the two kinds of financial statements. (For more details of consolidated financial and operating results, please see Matsushita’s Annual Report, which will be published separately in July.)
2.	In accordance with regulations concerning financial documents under the Japanese Commercial Code, all amounts less than 1 million yen have been omitted from the financial statements in this newsletter. Similarly, amounts less than one-tenth of a billion yen are truncated in cases where amounts are provided in billions of yen. The sum of the subtotals may differ from the actual total.
3.	Certain information, including product advertising in the Japanese market, has been omitted from this newsletter (English translation).

(Parent Company Alone)

Sales Breakdown

	Years ended March 31,
Fiscal period	2003	2004
AVC Networks	49%	44%
Video and audio equipment	17	18
Information and communications equipment	32	26
Home Appliances	17%	18%
Components and Devices	20%	22%
Other	14%	16%

Total	100%	100%

(Note)	Upon the introduction of a new business domain-based management system, Matsushita reclassified its business segment and product classifications from this fiscal year (fiscal 2004) according to the current business activities and product characteristics for clearer presentation. Accordingly, comparisons with the previous fiscal year are provided on a restated basis.

Main Products

Categories	Main products
AVC Networks Video and audio equipment	Videocassette recorders (VCRs), camcorders and related equipment, digital cameras, color TVs, TV/VCR combination units, liquid crystal display (LCD) TVs, PDP TVs, DVD players/recorders, compact disc (CD) players, Mini disc (MD) players, SD audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electronic musical instruments, satellite broadcast receivers and related equipment, etc.
Information and communications equipment	Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, PCs, printers, copying machines, CRT and liquid-crystal displays, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives (HDDs) and other computer peripherals, CATV systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other automotive-related equipment, electronic measuring instruments, etc.

Home Appliances	Refrigerators, room air conditioners, compressors, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwasher/dryers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems equipment, bath and sanitary equipment, electric lamps, photographic flash units, ventilation and air-conditioning equipment, vending machines, medical equipment, etc.

Components and Devices	Semiconductors, electronic tubes, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, LCD devices, electric motors, micro motors, dry batteries, rechargeable batteries, solar batteries, battery chargers, etc.

Other	Electronic-parts-mounting machines, industrial robots, welding machines, electronic power distribution equipment, bicycles, fire extinguishers, non-ferrous metals, etc.

(Parent Company Alone)

Balance Sheet (Summary)

	(As of March 31) Yen (millions)
	2004	2003
Assets

Current assets	2,054,274	2,042,769

Cash and deposits	763,116	760,804
Trade receivables (notes and accounts)	582,868	592,322
Short-term marketable securities	4,999	—
Inventories	192,268	192,158
Deferred tax assets	144,652	142,347
Other current assets	373,229	361,106
Allowance for doubtful receivables	(6,860)	(5,970)

Fixed assets	3,163,660	3,020,044

Tangible fixed assets	400,744	425,670
Intangibles	29,788	30,911
Investments and other assets	2,733,127	2,563,462
Securities	659,601	517,994
Shares of subsidiaries	1,732,169	1,700,380
Deferred tax assets	174,937	257,154
Other investments and other assets	166,419	87,933

Total Assets	5,217,934	5,062,813

Liabilities and Shareholders’ Equity

Current liabilities	1,885,715	1,821,878

Trade payables (notes and accounts)	474,138	449,193
Other payables and accrued expenses	323,956	322,329
Bonds (to be redeemed within 1 year)	100,000	—
Convertible bonds (to be redeemed within 1 year)	—	97,742
Other current liabilities	987,621	952,614

Long-term liabilities	492,863	472,906

Bonds	200,000	300,000
Employees retirement and severance benefits	149,532	170,215
Long-term deposits received	143,331	2,690

Total liabilities	2,378,579	2,294,785

Capital	258,740	258,738
Capital surplus	571,623	564,067
Retained earnings	2,083,833	2,053,767
Unrealized holding gains (losses) of available-for-sale securities, etc.	88,976	(1,411)
Treasury stock	(163,817)	(107,134)

Total shareholders’ equity	2,839,355	2,768,028

Total liabilities and shareholders’ equity	5,217,934	5,062,813

(Notes)	1. Amounts less than 1 million yen have been omitted.
	2. Accumulated depreciation of tangible fixed assets for fiscal 2004 :	¥1,238,735 million
	3. Of the total net assets, the amount restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code for fiscal 2004:	¥88,976 million

(Parent Company Alone)

Statement of Operations (Summary)

	(Years ended March 31)
	Yen (millions)
	2004	2003
Sales	4,081,485	4,237,869
Cost of sales	(3,347,349)	(3,444,104)
Selling, general and administrative expenses	(687,142)	(740,880)

Operating profit	46,993	52,884

Non-operating income	102,537	83,853
Non-operating expenses	(44,329)	(56,541)

Recurring profit	105,201	80,196

Non-recurring profit	17,601	52,288
Non-recurring loss	(38,733)	(43,918)

Income before income taxes	84,069	88,566

Provision for income taxes
Current	(7,463)	(6,154)
Deferred	(17,107)	(53,584)

Net income	59,499	28,828

Unappropriated retained earnings at beginning of period	40,467	41,191
Interim dividend	(14,473)	(12,984)

Unappropriated retained earnings at end of period	85,493	57,035

(Note) 1. Amounts less than 1 million yen have been omitted.
2. Net income per common share (basic) for fiscal 2004:		¥25.52

Allocation of Profit

	(Years ended March 31) in Yen
	2004	2003
Unappropriated retained earnings at end of period	85,493,727,557	57,035,966,857

To be allocated as follows:
Year-end dividend	17,967,658,993	14,745,729,444
	( ¥7.75 per share)	(¥6.25 per share)
Directors’ bonuses	230,000,000	200,000,000
Corporate Auditors’ bonuses	17,000,000	15,000,000
Reserve for advanced depreciation	2,267,207,480	1,607,789,180
Contingency reserve	24,000,000,000	—

Unappropriated retained earnings carried forward to the next period	41,011,861,084	40,467,448,233

(Note)	1.	With regard to the year-end dividend for this fiscal period, a cash distribution will be made at the rate of 7.75 yen per share of common stock, consisting of a 6.25 yen ordinary dividend and a 1.50 yen special dividend to commemorate the 85th anniversary of the Company’s founding.
	2.	An interim dividend in the aggregate of ¥14,473,015,750 (¥6.25 per share) was distributed (payable November 28, 2003).
	3.	The reserve for advanced depreciation is based on the provisions of special taxation measures law.

Review by Product Category (Parent Company Alone)

AVC Networks

Video and audio equipment

Sales in this category decreased 1.7% from the previous fiscal year, to ¥725.9 billion, due to a decline in exports owing mainly to expanded overseas production, which offset strong sales of V-products in Japan, notably digital AV products.

In the rapidly growing market for flat-panel TVs, Matsushita strengthened its product lineup and expanded sales with the launch of a new “VIERA” series, which includes high-definition PDP TVs and LCD TVs. Furthermore, the Company introduced a new DTV featuring a function that allows access to the Internet-based information service.

Aggressive marketing of the “DIGA” DVD recorder series, featuring models with built-in HDDs and VCR combination units culminated in a considerable increase in sales of DVD equipment.

Matsushita also expanded its digital camera business by strengthening the “LUMIX” series, which leverages unique and advanced technologies, known as black-box technologies, such as aspherical lenses and an optical image stabilizer (OIS). The Company also enhanced its “D-snap” series of the world slimmest SD video camera.

In audio equipment, sales declined due mainly to weak demand for portable MD and CD players.

Matsushita did, however, greatly expand its range of SD Memory Card compatible products, covering not only audio and video equipment, but also information and communications equipment and home appliances, which further enhanced the leading position of the SD format in the industry.

In the years to come, Matsushita seeks to strengthen its “3D” value chain, consisting of SD Memory Cards, DVDs and DTVs, while providing products and services in these areas that create new demand in the digital networking era.

Information and communications equipment

Sales in this category decreased 18.1% from the previous fiscal year, to ¥1,088.6 billion, due mainly to the transfer of the cellular phone and certain other businesses to subsidiaries, which offset steady sales in PCs, business-use AV systems equipment and automotive-related equipment.

In information equipment, sales of PCs were up from the previous fiscal year due to the launch of the ultra-light weighted notebook computers with built-in optical drives. Other products that contributed in this category include new models of the Company’s ruggedized series of PCs with superior portability and user-friendly operations. Matsushita also introduced “S Book,” a revolutionary electronic book which proposes a new way of reading.

In business-use AV systems equipment, the Company gained favorable market response for new products with extended recording time in the compact, light “DVCPRO” series of video systems for digital BS broadcasting and terrestrial digital broadcasting, started from December 2003 in Japan.

In automotive-related equipment, Matsushita recorded strong growth in car navigation systems for car manufacturers, and achieved brisk sales of its new wide-screen “Strada” models. Sales of terminal units for the electronic toll collection (ETC) system also increased significantly from the previous year.

For the future, Matsushita will place emphasis on the creation of products, services and systems that will provide customers’ enriched life-style in the home, office, car and outdoors, leading to the realization of a ubiquitous networking society.

Home Appliances

Sales in this category rose 1.2% year-on-year, to ¥740.4 billion. This increase was a result of new products meeting customer needs in the areas of health and the environment, as well as products catering to all customers.

In home appliances, Matsushita enjoyed considerable sales increases in washer/dryers that feature universal design with the world’s first 30-degree tilted drum and bagless vacuum cleaners.

The Company also increased its share in the air conditioner market, releasing new models that can neutralize allergens and viruses, equipped also with a unique “oxygen air charger” function. The Company also received acclaim from the market for its energy-saving, HFC-free refrigerators.

In household equipment, sales of ventilating fans were up, due in part to demand caused by revisions in the Building Standard Law in Japan. Sales of compact, water- and energy-efficient dishwasher/dryers also grew significantly. Matsushita advanced the development of practical applications for its home-use fuel cell co-generation system, which has been gaining attention as a new eco-conscious energy supply system.

In the years to come, the Company will continue to provide new products by maximizing synergies within the new Matsushita Group, which includes MEW. In addition, Matsushita will offer customers all over the world solutions for comfortable living based on the concepts of security and brand loyalty as well as providing products that are easy-to use and inspiring.

Components and Devices

Sales in this category increased 6.1% in comparison with the previous fiscal year, to ¥882.7 billion, owing to strong sales growth of key components and devices, driven by digital equipment.

In general electronic components, sales gains were led by multilayer ceramic capacitors for the information and communications equipment, speakers for thin, large screen TVs, car sensors and multilayer printed circuit boards (ALIVH: Any Layer Inner Via Hole).

The Company also registered increased sales of semiconductors for high-growth digital AV equipment and mobile communications equipment, notably system LSIs for DVD recorders and DTVs, and CCDs for digital cameras and camera-equipped cellular phones. Moreover, Matsushita commenced the world’s first mass production of a 0.18 µm FeRAM (ferroelectric random-access memory)-embedded system-on-a-chip (SoC), and developed the industry’s smallest image sensor, featuring high-picture quality and low power consumption.

Despite sluggish sales of dry batteries due to intensified price competition, sales of lithium ion batteries for mobile communications equipment rose. During the period, Matsushita developed a new high-performance dry battery. This battery boasts *1.5 times the life and performance of ordinary alkaline batteries.

In the coming years, Matsushita aims to achieve the leading market share in a number of strategic component and device categories by creating premium components and devices based on black-box technologies. It will also strive to pursue synergies between finished products and components and devices.

*	Compared with Matsushita’s alkaline battery (AA size) at 1,000 mW continuous discharge

Other

Sales in this category increased 6.2% year-on-year, to ¥643.5 billion, mainly a result of increased exports, especially to China and other regions in Asia.

While the transfer of certain businesses to subsidiaries caused a decline in sales of FA equipment for Japanese market, Matsushita enjoyed a substantial increase in exports, especially to Asia and China, of compact, space-saving, high-speed modular placement machines.

In industrial equipment, the Company enhanced its lineup of the fully digital CO2/MAG automatic welding machine and launched new products in such categories as eco-friendly lead-free soldering equipment.

With the objective of advancing innovation and convenience for customers by delivering state-of-the-art products, Matsushita will reinforce products, software, services and engineering, particularly in the Chinese market, which is now recognized as the world’s industrial hub.

Corporate News

MEW Became a Consolidated Subsidiary of the Company

Matsushita and MEW have strengthened their equity relationship and signed a Basic Agreement of Comprehensive Collaboration, with the aim of developing a new, collaborative relationship in the 21st century by combining the respective strengths of the two companies. Since Matsushita is engaged in a broad range of businesses and MEW has considerable expertise in the field of living environments, combining the managerial resources of the two companies will enable both companies to provide customers with optimal “Solutions for Comfortable Living.” Moreover, by jointly accelerating commitments in such areas as home appliances, household equipment and construction materials, electric equipment, lighting, home and building networks, environment-related systems, and healthcare and medical equipment, the two companies will further strengthen the Matsushita Group’s position as a global leader.

Matsushita Establishes a Software Development Site in Dalian, China

Ms. Sun Chun Lan, Secretary-General of the CPC (Communist Party of China) Dalian City Committee, recently paid a visit to Matsushita’s head office. With a total of 45 manufacturing companies operating in China, our Chinese business plays an indispensable role as an “growth engine” driving Matsushita’s overseas business. In Dalian, a strategic center in the northeastern region of China, Matsushita has established China Hualu Matsushita AVC Co., Ltd., Panasonic Automotive Systems Dalian Co., Ltd. and several other electronics equipment production companies. In January 2004, Matsushita established a software development company, which attests to the deepening relations between Matsushita and Dalian. In their speeches, both Secretary-General Sun and President Nakamura confirmed their commitment to strengthen mutual relations to further develop ongoing businesses in Dalian through combined efforts.

Matsushita Launches New High-performance Batteries

Matsushita has developed new high-performance dry batteries, one of the most significant breakthroughs for this product in 40 years, since alkaline dry cells first hit the market in 1964. The new dry batteries feature higher performance and longer battery life than alkaline batteries, and have been developed for applications in digital equipment that require higher electric power sources.

The newly developed batteries, using new materials (new nickel oxyhydroxide, graphiteand manganese dioxide materials) for the anode, feature increased immersion of the mixture by optimally controlling material composition. This results in higher voltage within the cell, which in turn enables production of a larger current flow. On the battery production line, Matsushita has introduced new black-box technologies that include a higher immersion system which exploits changes in pressure. The new battery provides approximately 1.5 times the performance of an alkaline battery.

Panasonic Exhibits at 2004 International CES

The Matsushita Group participated in the 2004 International CES, the largest consumer electronics trade show in the U.S., held in Las Vegas. With the slogan of “Panasonic ideas for life,” the Company introduced the new network concept, enabled by digital home networks primarily comprising SD Memory Cards, DVDs and DTVs. At the Show’s opening, a Senior Managing Director of Matsushita, delivered a keynote address on behalf of the electronics industry. Discussing Matsushita’s user-oriented approach toward the development of new products and the future of digital home networking well accepted by the audience.

Matsushita Receives Health, Labor and Welfare Minister’s Award

Since 1989, when official examinations were introduced to certify sign language interpreters, Matsushita has continued allowing the use of its facility (Human Resources Development Center) for the examinations, annually providing over 100 units of AV equipment, including TV monitors and video decks. In addition, Matsushita has dispatched its technical staff members to the examination venue to operate the equipment and to be on hand for possible system troubles. In recognition of the Company’s commitments toward promoting the social integration of disabled people, Matsushita was honored with the Health, Labor and Welfare Minister’s Award. Moreover, at the Imperial Palace their Majesties the Emperor and Empress rendered words of special acknowledgement to Matsushita’s representatives.

Consolidated Statement of Income (Summary)

	(Millions of yen, except per common share information)
	Years ended March 31,
Fiscal period	2002		2003		2004

Net Sales		¥7,073,837		¥7,401,714		¥7,479,744
{ Domestic sales Overseas sales }	{	3,313,912 3,759,925 }	{	3,453,836 3,947,878 }	{	3,477,492 4,002,252	}

Income (loss) before income taxes		(537,779)		68,916		170,822
Net Income (loss)		(427,779)		(19,453)		42,145
Net income (loss) per common share [yen]		(206.09)		(8.70)		18.00
Total assets		7,768,457		7,834,693		7,438,012
Stockholders’ equity		3,247,860		3,178,400		3,451,576
Stockholders’ equity per common share [yen]		1,558.68		1,347.17		1,488.77

Sales Breakdown

	Years ended March 31,
Fiscal period	2002	2003	2004
AVC Networks	48%	48%	48%
Video and audio equipment	18	19	19
Information and communications equipment	30	29	29
Home Appliances	16%	16%	16%
Components and Devices	15%	16%	15%
JVC	12%	11%	11%
Other	9%	9%	10%

Total	100%	100%	100%

(Notes)	1.	Consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
	2.	Due to a revised local enterprise income tax laws in light of a new pro-forma standard taxation system promulgated in March 2003, the Company revaluated deferred tax assets and increased provision for income taxes by 8.6 billion yen in the consolidated statement of operations for fiscal 2004, and 22.3 billion yen in the consolidated statement of operation for fiscal 2003.
	3.	Net income (loss) per common share amounts are calculated on a diluted basis.
	4.	Number of consolidated companies : 372 (at end of fiscal 2004) Number of companies reflected by the equity method : 59 (at end of fiscal 2004)
	5.	Amounts less than 1 million yen have been omitted, expect per common share information.
	6.	Upon the introduction of a new business domain-based management system, Matsushita reclassified its business segment and product classifications from this fiscal year (fiscal 2004) according to the current business activities and product characteristics for clearer presentation. Accordingly, comparisons with the previous fiscal year are provided on a restated basis.

Consolidated Balance Sheet (Summary)

	(As of March 31)
	Yen (millions)
	2004	2003
Assets
Current assets	3,774,977	3,986,178

Cash and cash equivalents	1,275,014	1,167,470
Time deposits	170,047	395,559
Marketable securities	2,684	1,196
Trade receivables (notes and accounts)	1,067,667	1,146,905
Inventories	777,540	783,262
Other current assets	482,025	491,786
Noncurrent receivables	280,398	299,239
Investments and advances	1,237,427	1,020,137
Property, plant and equipment, net of accumulated depreciation	1,209,502	1,298,895
Other assets	935,708	1,230,244

Total assets	7,438,012	7,834,693

Liabilities and Stockholders’ Equity
Current liabilities	2,569,786	2,570,832
Short-term borrowings	290,208	333,686
Trade payables (notes and accounts)	784,734	727,284
Other current liabilities	1,494,844	1,509,862
Long-term debt	460,639	588,202
Other long-term liabilities	827,896	1,387,082
Minority interests	128,115	110,177
Common stock	258,740	258,738
Capital surplus	1,230,476	1,219,686
Legal reserve	83,175	80,700
Retained earnings	2,442,504	2,432,052
Accumulated other comprehensive income (loss)*	(399,502)	(705,642)
Treasury stock	(163,817)	(107,134)

Total liabilities and stockholders’ equity	7,438,012	7,834,693

(Note*) Accumulated other comprehensive income (loss) breakdown :	Yen (millions)
	2004	2003
Cumulative translation adjustments	(282,287)	(161,124)
Unrealized holding gains (losses) of available-for-sale securities	88,104	(18,082)
Unrealized gains (losses) of derivative instruments	6,676	(1,090)
Minimum pension liability adjustments	(211,995)	(525,346)

Consolidated Statement of Operations (Summary)

	(Years ended March 31)
	Yen (millions)
	2004	2003
Net Sales	7,479,744	7,401,714
Cost of sales	(5,313,065)	(5,323,605)
Selling, general and administrative expenses	(1,971,187)	(1,951,538)

Operating profit	195,492	126,571
Other income (deductions) :
Interest income	19,564	22,267
Dividend income	5,475	4,506
Gain from the transfer of the substitutional portion of the Employees Pension Funds	72,228	—
Interest expense	(27,744)	(32,805)
Restructuring charges	(45,056)	(12,476)
Write-down of investment securities	(52,492)	(52,611)
Other income (loss), net	3,355	13,464

Income before income taxes	170,822	68,916
Provision for income taxes	(98,535)	(71,276)
Minority interests	(19,618)	(5,505)
Equity in earnings (losses) of associated companies	(10,524)	(11,588)

Net income (loss)	42,145	(19,453)

(Note)	1.	Due to a revised local enterprise income tax laws in light of a pro-forma standard taxation system promulgated in March 2003, the Company revaluated deferred assets and increased provision for income taxes by 8,614 million yen in the consolidated statement of income for fiscal 2004 and 22,317 million yen in the consolidated statement of income for fiscal 2003.
	2.	In fiscal 2003, the Company and certain of its subsidiaries obtained approvals from Japan’s Ministry of Health, Labor and Welfare for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that the Company and certain of its subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in December 2003 or later. Gain from the transfer of the substitutional portion of the Employees Pension Funds of 72,228 million yen is reported as other income in the consolidated statement of income.
	3.	“Restructuring charges” in “Other income (deductions)” of the consolidated statement of income includes expenses associated with the implementation of early retirement programs at certain domestic companies. “Other income (loss), net” includes business restructuring expenses, such as impairment losses and other expenses associated with the closure or integration of several manufacturing facilities. Under accounting principles generally accepted in the United States, these changes are included as part of operating profit in the statement of income.

Consolidated Statement of Cash Flows (Summary)

	(Years ended March 31)
	Yen (millions)
	2004	2003
Cash flows from operating activities	489,132	698,317
Cash flows from investing activities	(85,445)	(11,177)
Cash flows from financing activities	(272,701)	(442,854)
Effect of exchange rate changes on cash and cash equivalents	(23,442)	(9,948)

Net increase in cash and cash equivalents	107,544	234,338
Cash and cash equivalents at beginning of year	1,167,470	933,132

Cash and cash equivalents at end of year	1,275,014	1,167,470

Disclaimer Regarding Forward-Looking Statements

This Newsletter includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this Newsletter do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Newsletter. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Outline of the Company (as of March 31, 2004)

Name in English:	Matsushita Electric Industrial Co., Ltd.
Corporate Headquarters:	1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
Telephone: 81-6-6908-1121
Date of Incorporation:	December 15, 1935 (founded on March 7, 1918)
Capital:	¥258,740 million
Number of Employees:	51,340 (parent company alone)

www.panasonic.co.jp/global

(TRANSLATION)

June 29, 2004

Matsushita Electric Industrial Co., Ltd.

Dear Shareholders:

Notice of Resolutions adopted at

the 97th Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 97th Ordinary General Meeting of Shareholders held today.

Matters reported:

The business report, balance sheet and statement of income with respect to the 97th fiscal period from April 1, 2003 to March 31, 2004:

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No.1:

To approve the proposed allocation of profit with respect to the 97th fiscal period:

The above bill was approved and passed as proposed, whereby a cash distribution will be made at the rate of 7.75 yen per share of common stock, consisting of a 6.25 yen ordinary dividend and a 1.50 yen special dividend to commemorate the 85th anniversary of the Company’s founding.

Bill No.2:

To make partial amendments to the Company’s Articles of Incorporation:

The above bill was approved and passed as proposed, whereby the following amendments to the Articles of Incorporation of the Company have been made:

•	The Company amended the provision regarding the business propose of the Company in order to clarify the housing-related business as being one of the main businesses of the Company since Matsushita Electric Works, Ltd. and PanaHome Corporation became subsidiaries of the Company from April 1, 2004.

•	The Company introduced a new provision for the purchase of its own shares by a resolution of the Board of Directors as authorized by the Articles of Incorporation in order to make possible more flexible and agile capital management.

•	The Company amended certain provisions in order that shareholders holding shares constituting less than a full unit (a full unit consists of 1,000 shares) may request the Company to sell shares for the purpose of making such holders’ holding constitute one full unit of shares.

•	The Company deleted the provision regarding the timing of the conversion of convertible bonds and dividends since the convertible bonds of the Company were redeemed and the Commercial Code of Japan was amended.

•	In addition, certain articles were renumbered as necessary and certain language were revised.

Bill No. 3:

To elect 19 directors:

Messrs. Yoichi Morishita, Masayuki Matsushita, Kunio Nakamura, Kazuo Toda, Osamu Tanaka, Yukio Shohtoku, Takami Sano, Susumu Koike, Fumio Ohtsubo, Hidetsugu Otsuru, Tetsuya Kawakami, Yoshitaka Hayashi, Josei Ito, Toshio Morikawa, Toshihiro Sakamoto, Shinichi Fukushima and Masaharu Matsushita were re-elected as directors. Messrs. Masaki Akiyama and Mikio Ito were newly elected as directors. They all accepted and assumed office as directors.

Bill No. 4:

To elect 2 corporate auditors:

Messrs. Yukio Furuta and Ikuo Hata were newly elected as corporate auditors. They all accepted and assumed office as corporate auditors. Of these corporate auditors, Ikuo Hata is qualified as an outside corporate auditor as provided in Paragraph 1 of Article 18 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

Bill No. 5:

To grant retirement allowances to retiring directors for their meritorious service:

The above bill was approved and passed as proposed, whereby retirement allowances will be granted to Messrs. Haruo Ueno and Yoshiaki Kushiki, who retired as directors upon expiration of their terms, in respective amounts within a specified range according to the Company’s standards. The decision as to the exact amounts to be granted and the time and method of payment has been entrusted to the Board of Directors.

Bill No. 6:

To grant retirement allowances to retiring corporate auditors for their meritorious service:

The above bill was approved and passed as proposed, whereby retirement allowances will be granted to Mr. Yoshitomi Nagaoka, who retired as a corporate auditor upon expiration of his term, and Mr. Kiyosuke Imai, who resigned as a corporate auditor as of April 1, 2004, in respective amounts within a specified range according to the Company’s standards. The decision as to the exact amounts to be granted and the time and method of payment is to be made by the Company’s corporate auditors upon their mutual consultation.

Yours very truly,

Kunio Nakamura

President and Director

Matsushita Electric Industrial Co., Ltd.